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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Ohio Legacy Corp.
(Name of Issuer)
Common Shares No Par Value
(Title of Class of Securities)
677399107
(CUSIP Number)
Vanessa Richards 2375 Benden Drive Suite C Wooster, OH 44691 330-263-2703 vrichards@ohiolegacybank.com
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
12/20/07
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	677399107

1	NAMES OF REPORTING PERSONS: Robert F. Belden

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		131,700(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		131,700

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

131,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 7,000 options and 15,000 warrants to purchase shares that are presently exercisable.

2

CUSIP No. 677399107	Page 3 of 5
Item 1. Security and Issuer
This original Schedule 13D Statement relates to shares of common stock, no par value (the “Common Stock”), of Ohio Legacy Corp, an Ohio corporation (the “Company”), which has its principal executive offices at 2375 Benden Drive, Suite C, Wooster, Ohio 44691.
Item 2. Identity and Background
(a) This Schedule 13D is filed by Robert F. Belden. Mr. Belden is a director of the Company.
(b) The business address of Mr. Belden is P.O. Box 20910 Canton, Ohio 44701-0910.
(c) Mr. Belden is President of the Belden Brick Company, located at the address above.
(d) Negative with respect to Mr. Belden.
(e) Negative with respect to Mr. Belden.
(f) Mr. Belden is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
Mr. Belden purchased the Common Stock with his personal funds.
Item 4. Purpose of Transaction
Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, and other than in his capacity as a director of the Company, Mr. Belden does not currently have plans or proposals that relate to or would result in any of the following:
(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;
(ii) the sale or transfer of a material amount of assets of the Company;
(iii) a change in the present board of directors or management of the Company;
(iv) a material change in the present capitalization or dividend policy of the Company;
(v) a material change in the business or corporate structure of the Company;
(vi) a change to the certificate of incorporation, or bylaws of the Company, or an impediment to the acquisition of control of the Company;
(vii) the delisting from the Nasdaq Stock Market of the Company’s Common Stock
(viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(ix) any action similar to any of those enumerated in (i) through (viii) above.
Mr. Belden reserves the right to modify his plans and proposals described in Item 4. Further, subject to applicable laws and regulations, as a director of the Company, Mr. Belden may formulate and participate in the formulation of plans and proposals that may

CUSIP No. 677399107	Page 4 of 5
result in the occurrence of an event set forth in (i) through (viii) above or in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) Based on the Company’s most recent filings with the Securities and Exchange Commission, there are currently 2,214,564 shares of Common Stock outstanding. Mr. Belden owns 131,700 shares of Common Stock, including options to purchase 7,000 shares of Common Stock and warrants to purchase 15,000 shares of Common Stock, or 5.9% of the of the Company’s outstanding Common Stock.
(b) Mr. Belden has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, 131,700 shares of Common Stock owned by him.
(c) On December 20, 2007 Mr. Belden purchased 5,000 shares at $4.70 on the open market and on December 21, 2007, Mr. Belden purchased 5,000 shares at $7.74 per share in a private sale. The aggregate purchase prices of the transactions were $23,500 and $38,700, respectively.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer
Not applicable
Item 7. Material to be Filed as Exhibits
Not applicable.

CUSIP No. 677399107	Page 5 of 5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.
Date: 12/28/2007

/s/ Robert F. Belden
Robert F. Belden